UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 28, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

RULES OF THE STOCK APPRECIATION RIGHTS PLAN RELATING TO THE SHARES ISSUED BY FIBRIA CELULOSE S.A.

1.                                 DEFINITIONS

1.1          The terms below are used in this regulation of the plan regarding the granting of the Stock Appreciation Rights issued by Fibria Celulose S.A. (the “Plan”), both singular and plural, has the meanings specified below:

Reference Share	shall mean the Common Reference Shares and the Supplementary Reference Shares.

Supplementary Reference Shares	shall mean reference units for the calculation of the Supplementary Compensation to which the Beneficiary may be entitled on the Settlement Date of its respective Stock Appreciation Right.

Common Reference Share	shall mean reference units for the calculation of the Common Compensation to which the Beneficiary may be entitled on the Settlement Date of its respective Stock Appreciation Right.

Shares FIBR3	shall mean shares issued by the Company, listed and negotiated at BM&FBOVESPA under ticker FIBR3.

Retirement

shall mean the retirement of the Beneficiary in accordance with the rules set forth in the retirement plan of FUNSEJEM — Senador José Ermírio de Moraes Foundation or by age or by length of service, in accordance with the rules set forth in the applicable legislation and those issued by Social Security National Institute - INSS (Instituto Nacional de Seguridade Social).

Beneficiaries

shall mean the statutory officers, the non-statutory officers of the Company, as well as management-level executives who are selected by the Board of Directors to participate of this Plan and who execute an Adhesion Contract.

BM&FBOVESPA	shall mean BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros de São Paulo.

Company

shall mean Fibria Celulose S.A., a publicly-held company, enrolled with the Brazilian Federal Taxpayers’ Registry (CNPJ/MF) under No. 60.643.228/0001-21 and registered with the Brazilian Stock Exchange Commission under No. 12793.

Adhesion Contract

shall mean the agreement by which the Stock Appreciation Rights are granted to the Beneficiary and by means of which the Beneficiary adheres and becomes subject to the terms and conditions of the Plan.

Settlement Date	shall mean the first business day of the year immediately after the last day of the Maturity Period.

Dismissal for Cause

shall mean, if the Beneficiary occupies a statutory management position in the Company, the dismissal of the Beneficiary at the Company’s initiative, motivated by a proven violation of duties and responsibilities provided for in the applicable legislation, in the bylaws, in internal regulations and codes of conduct of the Company or in the hypothesis provided in labor laws and, if the Beneficiary is a Company’s employee, it shall mean the dismissal of the employee in the hypothesis provided in applicable labor laws and in the internal regulations and codes of conduct of the Company.

Not-for-cause Dismissal	shall mean the dismissal of the Beneficiary by the Company’s initiative which is not motivated by a condition that would allow a Dismissal for Cause.

Stock Appreciation Rights

shall mean the long-term incentive granted by the Company to the Beneficiaries materialized in the right to receive Compensation, calculated in accordance with the value of the shares issued by the Company, pursuant the terms and provisions of this Plan.

Brazilian Corporations Law	shall mean Law 6,404, dated as of December 15, 1976, as amended.

Maturity Period

shall mean the period of five (5) five years counted from the respective date on which a Stock Appreciation Right is granted, by which the Beneficiary shall remain bound to the Company to receive the Compensation.

Compensation	shall mean, together or indistinctly, the Common Compensation and the Supplementary Compensation (when due).

Supplementary Compensation

shall mean the value associated with the Supplementary Reference Shares to which the Beneficiary may be entitled, which value shall be determined in accordance with the performance of the appreciation of the Company’s share at BM&FBOVESPA, calculated in accordance with Sections 5.5, 5.6 and 5.7.

Common Compensation

shall mean the value associated with the Common Reference Shares granted to the Beneficiary which such Beneficiary will be entitled on the Settlement Date, which receipt is exclusively conditioned to the permanence of the Beneficiary during the Maturity Period, calculated in accordance with Sections 5.3 and 5.4.

TSR

shall mean Total Share Return or the real return rate of the shares issued by the Company, verified during the Maturity Period, calculated, for the purpose of determination of the Compensation, in accordance with the appreciation of the Company’s shares, in local currency, based on the value of Shares FIBR3, and taking into consideration the dividend distributions made by the Company in such Maturity Period, in accordance with the description in Appendix I of this Plan.

Expected Return Rate

shall mean the return rate expected by the Company’s shareholders for the Maturity Period, calculated in local currency, based on the value of Shares FIBR3, as determined by the Board of Directors approval at the moment of each grant of Stock Appreciations Rights to the Beneficiary.

1.2          This Plan will be conducted and interpreted pursuant the following principles:

a)             The headers and titles of the sections of this Plan are used only for convenience of reference and will not restrict or affect the meaning of the sections, paragraphs or items to which applies;

b)             At all times that are required by the context, the definitions contained in this Plan will be applied not only in the singular but also in the plural and the male gender will include the feminine and vice versa;

c)              References to any document or other instruments includes all of the amendments, substitutions and consolidations and corresponding additions, except if expressly indicated otherwise;

d)             Except if expressly established otherwise in this Plan, reference to items, sections or appendix are applied to items, sections and appendix of this Plan; and

e)              The Reference Shares do not means that the Beneficiary will be entitled to receive or have legal rights to acquire or subscribe common, nominative and with no nominal value shares issued by the Company. It is only a fictitious reference used to basis the calculation of the Compensation regarding the Stock Appreciation Rights, therefore, it does not grant the Beneficiary the condition of Shareholder of the Company.

1.3          Appendices. The current Plan comprises, as if on it were fully reproduced the 1 (one) appendix, in the chart below:

Reference	Appendix Substance
Appendix I	Premises to Calculate the TSR

2.            PURPOSE AND VALIDITY OF THE PLAN

2.1          The purpose of the Company Plan consists on:

a)             align the interest of the Beneficiaries to the interests of the Company and its Shareholders, by linking part of the compensation of the Beneficiaries to the performance of the Company and the value creation for its Shareholders, participating together with the other Shareholders of the appreciation of the shares as well as of the risks that the Company is subject to;

b)             Enable the Company to attract and retain the Beneficiaries in your board of statutory executives, non-statutory executives and others eligible executives; and

c)              Stimulate the growth, success and the fulfilment of the corporate purposes of the Company and therefore, the creation of long-term value to the Company and its Shareholders.

2.2          The Plan will be effective from the date of its approval by the Shareholders General Meeting of the Company and will remain valid for 10 (ten) years, however, it may be terminated or canceled by the Shareholders General Meeting or it may also be suspended or amended by the Board of Directors provided that the Board acts according to the Company’s and the Shareholders’ interests, and do not substantially change the provision of this Plan or adversely affects the rights acquired by the Beneficiaries arising from the Adhesion Contract already executed.

3.            PLAN MANAGEMENT

3.1          The Plan will be managed by the Board of Directors of the Company, whom will have the power to define the eligible Beneficiaries, as well as the dates of the grant of the Stock Appreciation Rights to the Beneficiaries, the number of the Reference Shares covered by the Stock Appreciation Rights to be granted to each Beneficiary, subject to the limits of the Plan.

3.2          The Board of Directors will have the power to change, suspend or terminate the Plan.

3.3          The Board of Directors cannot change the provisions related to qualification to participate of the Plan and no modification or termination of the Plan may, without the Beneficiary’s consent modify or impair any rights or obligations set forth in the Adhesion Contracts.

4.              GRANT OF STOCK APPRECIATION RIGHTS

4.1          Once fulfilled the requirements and conditions set forth in the Plan, the Beneficiary will be granted the Stock Appreciation Rights, which entitles such Beneficiary to receive from the Company the Compensation tied to the Reference Shares covered by the Stock Appreciation Rights granted according to the Plan, subject to the applicable Maturity Period.

4.2          During the term of the Plan, the Company will grant Stock Appreciation Rights to the Beneficiaries approved by the Board of Directors and that execute the Adhesion Contract, subject to rules provided for in this Section 4.

4.3          The Board of Directors of the Company will decide who will be the Beneficiaries, that, once satisfied the conditions set forth in this Plan and in the Adhesion Contract, will receive Stock Appreciation Rights, whose Compensation tied to the Reference Shares covered by the Stock Appreciation Rights granted to them, will be established according to the Section 5 below.

4.4          The Beneficiary considered eligible by the Board of Directors can only participate in the Plan after executing the Adhesion Contract with the Company.

4.5          The Adhesion Contracts shall reflect the total amount of the Common Reference Shares and the Supplementary Reference Shares covered by the Stock Appreciation Rights granted to each one of the Beneficiaries. The maximum amount of Reference Shares covered by the Stock Appreciation Rights granted to each one of the Beneficiaries, as well as the division of this number in Common Reference Share and Supplementary Reference Shares will be determined by the Board of Directors, respected, in any case, the provisions of Sections 4.6 and 4.7 below.

4.6          The grant of Stock Appreciation Rights by the Board of Directors according to this Plan is subjected to the annual limit, expressed by the Reference Share covered by the Stock Appreciation Rights, equivalent to 0,1% (one tenth percent) of the stock capital of the Company at the time of grant (“Annual Limit”) and, in any case during the term of the Plan, to the overall limit similar to 1% (one percent) of the stock capital of the Company at the time of grant of the Stock Appreciation Rights (“Overall Limit”).

4.7          For the purpose of verifying the Annual Limit and the Overall Limit set forth in Section 4.6 above, to each grant of Stock Appreciation Rights it shall be attributed an individual value per Reference Share corresponding to the weighted average of the closing values of the Company’s Shares trading on the trading sessions of BM&FBOVESPA in the months of September, October and November of the fiscal year immediately prior to the fiscal year that the Stock Appreciation Rights were granted (“Reference Amount of the Covered Shares”).

5.            COMMON COMPENSATION AND SUPPLEMENTARY COMPENSATION

5.1.         Once fulfilled the requirements and conditions set forth in the Plan, since the Beneficiary remained tied to the Company for the Maturity Period, the Beneficiary will have the right to receive the Common Compensation and if the following conditions are fulfilled, the Supplementary Compensation.

5.2.         The receipt, by the Beneficiary, of the Common Compensation will depend exclusive on the elapse of the Maturity Period, that is, if the Beneficiary maintains its ties with the Company for the Maturity Period, he/she will be entitled to receive the Common Compensation, regardless having the right to receive the Supplementary Compensation, according to provisions set forth in Section 5.3 below.

5.3.         The Common Compensation will be calculated according to the following formula:

Where:

means the amount, in local currency, to which Beneficiaries will be entitled as a Common Compensation linked to their Stock Appreciation Right.

means the weighted average of the closing values of the Shares FIBR3 trading on the trading sessions of BM&FBOVESPA in September, October and November of the year immediately prior to the year in which the respective Settlement Date occurs. For clarification purposes, if a grant is made in the year of 2017, for the calculation of the weighted average provided herein, the closing value of Shares FIBR3 during the months of September to November 2021 shall be used and the Settlement Date shall occur in 2022.

means the number of Common Reference Shares covered by the Stock Appreciation Right of Beneficiaries on the Settlement Date.

means the number of Additional Reference Shares that may be added to the Common Compensation due to the adjustment provided for in Section 5.4 below.

5.4. Any and all amounts distributed to the shareholders of the Company during the Maturity Period as dividends or interest on capital (juros sobre capital próprio) shall reflect an addition to the total number of Reference Shares for the purpose of calculating the Common Compensation, as set forth above, in the total amount of Additional Reference Shares calculated in accordance with the formula described below (“Additional Reference Shares”):

Where:

means the number of Additional Reference Shares that may be added to the Common Compensation due to the adjustment provided for in this Section.

means the number of Common Reference Shares covered by the Stock Appreciation Right of Beneficiary on the Settlement Date.

n	means the number of times in which there were dividend payments during the Maturity Period.

means the value paid as dividends or interest on capital (juros sobre capital próprio) per Share FIBR3, in local currency.

means the weighted average of the closing values of the Shares FIBR3 trading on the trading sessions of BM&FBOVESPA during the three months proceeding the month in which a dividend payment occurs. For clarification purposes, if a dividend payment occurs in May of 2018, for the calculation of the weighted average provided herein, the closing value of Shares FIBR3 during the months of February to April 2018 shall be used.

5.4.1       For clarification purposes, the numbers of Additional Reference Shares set forth in Section 5.4 will not be considered new grant of Stock Appreciation Rights, therefore, are not subjected to the Annual Limit and Overall Limit, set forth in Section 4.6 above.

5.5          For purposes of the calculation of the Supplementary Compensation, the number of Supplementary Reference Shares covered by the Stock Appreciation Right granted to Beneficiary shall be subject to an adjustment resulting from the application, to such figure, of the multiplier calculated according to the following formula and, in any case, limited to 2 (two), whose purpose is to subject the possible payment of Supplementary Compensation to the performance of the appreciation of the Shares FIBR3 at BM&FBOVESPA:

Where:

means the multiplier that shall be applied to the number of Supplementary Reference Shares covered by the Stock Appreciation Right granted to Beneficiary for the purposes of calculating the Supplementary Compensation possibly payable to Beneficiary, limited to 2 (two), even if the amount of the formula above is greater. In addition, for clarification purposes, the multiplier amount may be less than or equal to zero, at which point the Beneficiary will not be entitled to receive any amount as a Supplementary Compensation, as set forth in Section 5.7.

means the TSR of the Company applicable to the respective Maturity Period.

means the Expected Return Rate applicable to the respective Maturity Period.

5.6.         The Supplementary Compensation will be calculated according to the following formula:

Where:

means the amount, in local currency, to which Beneficiaries will be entitled as a Supplementary Compensation linked to their Stock Appreciation Right.

means the weighted average of the closing values of the Shares FIBR3 trading on the trading sessions of BM&FBOVESPA during the months of September to November of the year immediately prior to the year in which the respective Settlement Date occurs. For clarification purposes, if a grant is made in the year of 2017, for the calculation of the weighted average provided herein, the closing value of Shares FIBR3 during the months of September to November 2021 shall be used and the Settlement Date shall occur in 2022.

means the number of Supplementary Reference Shares covered by the Stock Appreciation Right of Beneficiaries on the Settlement Date.

means the multiplier calculated in accordance with the formula indicated in Section 5.5 above that shall be applied to the number of Supplementary Reference Shares covered by the Stock Appreciation Right granted to Beneficiary for the purposes of calculating the Supplementary Compensation possibly payable to Beneficiary, limited to 2 (two), even if the amount of the formula above is greater. In addition, for clarification purposes, the multiplier amount may be less than or equal to zero, at which point the Beneficiary will not be entitled to receive any amount as a Supplementary Compensation, as set forth in Section 5.7.

5.7.         In case that the multiplier determined in accordance Section 5.5 above is less or equal to zero, the Beneficiary will not have de right to receive any value for Supplementary Compensation. The possible non-receipt, by the Beneficiary, of the Supplementary Compensation because of the verification of the multiplier less or equal to zero according to this Section, will not impair, in any case, the receipt, by the Beneficiary, of the Common Compensation.

5.8.         The Company shall present to the Beneficiary, until the date of the payment of the Compensation, upon delivery of a written notice, according to the Section 5.9 below, the calculation together with the supporting documents used to determine the value of the Common Compensation and the Supplementary Compensation pursuant this Plan.

5.9.         The Compensation of each Beneficiary could be payed by the Company to the Beneficiary until the last business day of February of the fiscal year of the Settlement Date, except if a larger payment term is determined by the Board of Directors. The payment of any amount as Compensation shall be made upon bank transfer of immediately available funds (transferência eletrônica disponível- TED) to the checkings account held by the Beneficiary, to be informed by the Beneficiary to the Company by occasion of the execution of the Adhesion Contract.

5.10.                    Any amount payed by the Company to the Beneficiaries as Compensation will be net of all the tributes, taxes, contributions, charges on such Compensation, the Company is expressly authorized to perform any retention required by law.

6.                                     CONTINUANCE OF THE BENEFIRIARY IN THE COMPANY

6.1.                           This Plan does not grant to any Beneficiaries, rights regarding the permanence in the position, as well as it does not prevent the Company to terminate, at any time, the employment agreement existing between the Company and the Beneficiary, or competent organ to remove the Beneficiary from his/her position of manager.

6.2.                           If the Beneficiary leaves the Company before the end of the Maturity Period due to its resignation, (except in the case set forth in item (ii) of section 6.3 below) or in the event of Dismissal for Cause, then the respective Stock Appreciation Rights will be automatically extinct, regardless of prior notice or indemnification.

6.3.                           If the Beneficiary (i) is dismissed prior to the termination of the Maturity Period due a not-for-cause dismissal; or (ii) formally resigns within the period of one (1) year from the date in which a personnel restructuring, a demotion (activity downgrade) or a transfer involving the Beneficiary occurs, the Beneficiary will be entitled to receive the a compensation proportional to the full months during which he/she remained bound to the Company (that is, the value of the Common Compensation and, as the case may be, Supplementary Compensation are calculated and the amount is then multiplied by the result of the division of the number of full months during which the Beneficiary remained bound to the Company by the number of total months of the Maturity Period), provided that:

(a)         The payment of proportional Compensation will be made in accordance with Section 5 above, and in any case, after the course of the Maturity Period;

(b)         If the Not-for-cause Dismissal occurs before at least 36 (thirty six) months from the Maturity Period, the proportional Compensation will not include any payment for Supplementary Compensation, but only proportional payment of the Common Compensation.

6.4.                           If the Beneficiary is dismissed before the end of the Maturity Period due to Retirement, death or permanent invalidity, the Beneficiary (or the heirs and legal successors) will remain holder of the Stock Appreciation Rights, and therefore, will have the rights to receive the whole Compensation calculated in the form of Section 5 above, after the end of the Maturity Period.

7.                                     CHANGE IN THE CONTROL AND CORPORATE RESTRUCTURING

7.1                              In the event of a direct or indirect change of control of the Company, as well as any corporate reorganizations involving the Company, such as mergers and spin-offs of the Company, or merger of shares by another Company, the terms of this the executed Adhesion Contracts and of this Plan, shall be respected.

8.                                     CHANGE IN THE NUMBER, KIND OR CLASS OF THE SHARES

8.1                              If there is a change in the number of the Shares existing at the Company, as the result of shares bonus, share splits, reverse share-splits, appropriate adjustments shall be made in the number of Reference Share in relation to which Stock Appreciation Rights were granted, and whose Maturity Period has not fully elapsed. These adjustments shall be reflected in the Adhesion Contract of the Beneficiaries.

8.2. The Board of Directors shall inform the beneficiaries, in writing, of any adjustment corresponding to the numbers of the Reference Share.

9.                                     DISPUTE RESOLUTION

9.1.                           Any and all controversy arising from the implementation of the Plan, as much as possible, will be settled amicably within thirty (30) days after a party notifies the other in writing.

9.2.                           If the parties do not reach an amicable solution, the dispute shall be settled in an arbitration procedure before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado).

9.3.                           The arbitration court will take place in the city of São Paulo, where the arbitration award shall be issued, and all of its acts will be conducted in Portuguese language. Notwithstanding the aforementioned, each of the parties reserves the right to appeal to the courts of São Paulo, with the purpose of (a) compelling arbitration, (b) obtaining interim measures for protection of rights prior to institution of arbitration, and any such action shall not be construed as a waiver of arbitration as the only means of dispute resolution selected by the parties, and (c) enforcing any decision of the arbitration court, including , but not limited to the arbitration award.

9.4.                           The arbitral award shall be final, conclusive and binding upon the Parties, its successors of any nature and will not be subject to recognition or appeal in any courts.

10.                              GENERAL PROVISIONS

10.1                       This Plan shall be in force immediately after the approval by the Extraordinary General Meeting of the Company and remain in force until any of the following hypotheses occurs:

(a)         The elapse of 10 (ten) years counted from the approval date of this Program; or

(b)         Dissolution or settlement of the Company; or

(c)          Termination of this Plan due to a resolution of the general meeting of the Company’s.

10.2.                    This Plan can be modified or terminated upon the approval of the Sharolders’ General Meeting of the Company, regardless the consent of the Beneficiaries.

10.2.1. Any change or termination of the Plan shall not affect, harm or in any way impact the rights and obligations already granted to the Beneficiaries before the date of the modification or termination, as applicable, except if otherwise defined by the shareholders’ general meeting.

10.3.                    The obligations set forth in this Plan and in the Adhesion Contract are undertaken in an irrevocable and irreversible manner, and shall be valid as an extrajudicial title (título executivo extrajudicial) according to the civil procedure legislation, binding the Parties and its successors in any capacity at all times. The terms and conditions of this Plan remain in full force and effect in relation to the Beneficiaries that are holders of Stock Appreciation Rights with Maturity Period, whose final term is subsequent to the period of validity of this Plan.

10.4.                    All rights and obligations arising from this Plan shall neither be assigned or transferred, in whole or in part, by the Beneficiary, nor given as guarantee to obligations.

*****

Appendix I

Premises for Calculating the TSR

The TSR shall be calculated by means of the IRR (Internal Rate of Return), taking into consideration the Initial Price of Shares FIBR3 of the Company , dividends paid during the Maturity Period and the Settlement Price of Shares FIBR3.

The formula used to calculate the IRR is:

Where :

means the weighted average of the closing values of the Shares FIBR3 trading on the trading sessions of BM&FBOVESPA during the months of September to November of the year immediately prior to the year in which the grant occurs. For clarification purposes, if a grant is made in the year of 2017, for the calculation of the weighted average provided herein, the closing value of Shares FIBR3 during the months of September to November 2016 shall be used.

n

means the amount of months of the Maturity Period, that is sixty (60), being considered for the calculation the months of between December of the year immediately prior to the year in which the grant occurs until November of the year immediately prior to the Settlement Date. For clarification purposes, if a grant occurs in the year of 2017, the months between December 2016 and November 2021 (included) will be considered and the Settlement Date shall be in 2022.

means the amount paid as dividends or interest on capital (juros sobre capital próprio) per Share FIBR3, in local currency. Only for the last month, D60, the Settlement Price will be added to the dividend that might have been paid on that month.

means the Internal Rate of Return, on a monthly basis, calculated for the Shares FIBR3 during the Maturity Period.

Settlement Price

means the weighted average of the closing values of the Shares FIBR3 trading on the trading sessions of BM&FBOVESPA in September, October and November of the year immediately prior to the year in which the respective Settlement Date occurs. For clarification purposes, if a grant is made in the year of 2017, for the calculation of the weighted average provided herein, the closing value of Shares FIBR3 during the months of September to November 2021 shall be used and the Settlement Date shall occur in 2022.

To calculate TSR it is necessary to adjust the IRR Monthly for the Maturity Period, by means of the formula below:

Where:

means the TSR of the Company applicable to the Maturity Period.

means the Internal rate of Return, on a monthly basis, calculated for the Shares FIBR3 during the Maturity Period.

n

means the amount of months of the Maturity Period, that is sixty (60), being considered for the calculation the months between December of the year immediately prior to the year in which the grant occurs until November of the year immediately prior to the Settlement Date. For clarification purposes, if a grant occurs in the year of 2017, the months between December 2016 and November 2021 (included) will be considered and the Settlement Date shall be in 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO